Exhibit 12.1

EyeCare Centers of America, Inc.

Ratio of Earnings to Fixed Charges

	12/29/01	12/28/2002	12/27/03	1/1/05	12/31/05
Net earnings (loss)	(9,072)	14,243	25,807	42,364	30,407
Add: Income tax provision (benefit)	1,239	1,258	(9,600)	(20,216)	(28,969)

	(7,833)	15,501	16,207	22,148	1,438

Fixed Charges:
Interest expense, net	27,537	21,051	20,200	20,216	28,969
Interest factor portion of rent expense	10,229	10,600	10,768	8,881	9,029

Total fixed charges	37,766	31,651	30,968	29,097	37,998

Earnings (loss) before income taxes and fixed charges	29,933	47,152	47,175	51,245	39,436

Ratio of earnings to fixed charges	0.79	1.49	1.52	1.76	1.04